# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Birkenstock Holding plc, CIK 0001977102
CUSIP: M2029K104
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 1-2 Berkeley Square, London, United Kingdom (X0), W1J 6EA
Date of event which requires filing of this statement: 08/17/2026
Filed by CIK 0002101145
Persons authorized to receive notices and communications: CB Beteiligungs GmbH & Co. KG, Burg Ockenfels, Linz, Germany (2M), 53545, 49 2683 9359 1592

## Reporting persons
- CB Beteiligungs GmbH & Co. KG (CIK 0002101145): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: working capital (WC); sole voting power 16,763,510; shared voting power 0; sole dispositive power 16,763,510; shared dispositive power 0; aggregate amount beneficially owned 16,763,510 (10.2% of the class)
- CB Verwaltungs GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); member of a group; source of funds: working capital (WC); sole voting power 16,763,510; shared voting power 0; sole dispositive power 16,763,510; shared dispositive power 0; aggregate amount beneficially owned 16,763,510 (10.2% of the class)
- CB Christian Birkenstock Stiftung: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: working capital (WC); sole voting power 16,763,510; shared voting power 0; sole dispositive power 16,763,510; shared dispositive power 0; aggregate amount beneficially owned 16,763,510 (10.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Birkenstock Holding plc
Address of issuer's principal executive offices: 1-2 Berkeley Square, London, United Kingdom (X0), W1J 6EA
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2026, as amended by Amendment No. 1 filed on February 27, 2026 (the "Schedule 13D"). Except as provided herein, this Amendment does not modify any information previously reported in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is filed by CB Beteiligungs GmbH & Co. KG, a limited partnership formed under the laws of Germany ("CBB"); CB Verwaltungs GmbH, a limited liability company formed under the laws of Germany that is the general partner of CBB ("CB Verwaltungs GmbH") and CB Christian Birkenstock Stiftung, a trust formed under the laws of Liechtenstein ("CB Birkenstock Stiftung" and, together with CBB and CB Verwaltungs GmbH, the "Reporting Persons").
Residence or business address: The business address for CBB and CB Verwaltungs GmbH is Burg Ockenfels 53545 Linz, Germany. The business address for CB Birkenstock Stiftung is Landstrasse 33, 9490 Vaduz, Liechtenstein.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings were and are not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Reporting Persons did not acquire or dispose of Issuer Shares in connection with the Issuer repurchase described in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 13, 2026, the Issuer announced the pricing of a secondary offering by BK LC Lux MidCo S.a r.l. and a concurrent repurchase by the Issuer, by way of redemption from the underwriter, of 12,761,613 Issuer Shares. On August 17, 2026, the offering closed and the Issuer completed the redemption of 12,761,613 Issuer Shares, which were cancelled and are no longer outstanding. The Reporting Persons did not sell or purchase any Issuer Shares in connection with the offering or the repurchase.
Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters enumerated in Item 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein. The percentages used in this Amendment are calculated based upon 165,126,204 Issuer Shares outstanding following the Issuer's redemption and cancellation of 12,761,613 Issuer Shares on August 17, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
CBB is a partnership of which Mr. Reichert, the Chief Executive Officer and a Director of the Issuer, is the managing director and of which CB Verwaltungs GmbH is the general partner. Mr. Reichert is also managing director of CB Verwaltungs GmbH. The sole shareholder of CB Verwaltungs GmbH is CB Birkenstock Stiftung, which is a trust managed by three trustees that exercise investment and voting power over the Issuer Shares directly held by CBB. As a result, CB Birkenstock Stiftung has sole power to vote, and sole power to dispose of, all of the 16,763,510 Issuer Shares directly held by CBB.

Mr. Reichert directly holds 1,361,273 Issuer Shares, which are excluded from this Amendment as Mr. Reichert is not a member of a group with the Reporting Persons. In addition, Mr. Reichert has a contractual subparticipation equal to 10% of the Issuer Shares directly held by CBB and reported on this Amendment, however Mr. Reichert disclaims beneficial ownership of the Issuer Shares held by CBB, except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the ordinary shares of the Issuer during the 60 days preceding the date of this filing.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated February 27, 2026, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 27, 2026).

## Signatures
- CB Beteiligungs GmbH & Co. KG: /s/ Oliver Reichert, Oliver Reichert / Managing Director (08/18/2026)
- CB Verwaltungs GmbH: /s/ Oliver Reichert, Oliver Reichert / Managing Director (08/18/2026)
- CB Christian Birkenstock Stiftung: /s/ Oliver Reichert, Oliver Reichert / Trustee (08/18/2026)
Comment: CB Verwaltungs GmbH is the general partner of CB Beteiligungs GmbH & Co. KG.